Bailey Cole Work History

Since 2013, Bailey Cole has served as Owner and Chef at Cashew, a critically acclaimed vegan restaurant in Chattanooga, Tennessee.

Starting in November 2022, Bailey also became the Co-Founder and Managing Member of Broads, a female-forward bar servings spirits that are female-owned and honors women in history.